Exhibit 99.1

ARIS MINING ANNOUNCES APPOINTMENT OF RICHARD ORAZIETTI AS CFO
AND OLIVER DACHSEL AS SVP, CAPITAL MARKETS

Vancouver, Canada, April 8, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces the appointment of Richard Orazietti as Chief Financial Officer, effective May 16, 2024, and Oliver Dachsel as Senior Vice President, Capital Markets.

Neil Woodyer, CEO of Aris Mining, commented “I am delighted to introduce Oliver and Richard as valuable additions to Aris Mining’s management team. Richard brings experience in corporate development, financial planning and reporting within the gold mining sector, having been the Senior Vice President, Treasury and Controller of Goldcorp. He will take the lead in overseeing our finance function. Oliver has deep industry connections and corporate finance expertise, having most recently served as a Managing Director on Jefferies' metals & mining investment banking team in New York.

Both Richard and Oliver will collaborate closely with Doug Bowlby, our Executive Vice President, who will continue to play a vital role in our organization leading our business development team. Together, we are advancing our strategy building an attractive gold mining business which blends current production and cashflow generation with growth from brownfield expansions, exploration and development projects.”

About Richard Orazietti

Mr. Orazietti was the Chief Financial Officer of Westport Fuel Systems Inc from 2019 to 2022. Prior to this role, he held senior finance roles with Goldcorp Inc. from 2012 to 2019, when Goldcorp was acquired by Newmont Mining Corp. Mr. Orazietti also served as Vice President, Finance at BCE Inc., Canada’s largest communications company, where he led the financial management of various operating divisions during a period of significant change in the industry. Mr. Orazietti is a Chartered Professional Accountant in British Columbia and holds a Global Executive MBA from the IESE Business School at the University of Navarra, and a Bachelor of Business Administration from Simon Fraser University.

About Oliver Dachsel

Mr. Dachsel has more than 17 years of investment banking experience, most recently as Managing Director on the metals & mining investment banking team at Jefferies in New York, where he worked from 2016 to 2023. Prior to Jefferies, Mr. Dachsel worked for more than 10 years at Deutsche Bank in New York, London and Frankfurt. Mr. Dachsel holds a Master’s degree in economics and business administration from WHU - Otto Beisheim School of Management, and has also completed an Executive Education Program at Columbia Business School.

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with brownfield expansions underway in Colombia. The Segovia Operations and Marmato Upper Mine produced 226,000 ounces of gold in 2023. With ongoing expansion projects, Segovia and Marmato are targeting to produce 500,000 ounces of gold in 2026. Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

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